
February 14, 2006

via facsimile and U.S. mail

Mr. Martin Rip
Chief Financial Officer
Pine Valley Mining Corporation
501 - 535 Thurlow Street
Vancouver, BC
Canada V6E 3L2

Re: **Pine Valley Mining Corporation**
Form 20-F, filed September 30, 2004
File No. 0-12660

Dear Mr. Rip:

We have reviewed the above filing and have the following engineering comments. We have limited our review to the areas commented on below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

20-F for the year ended March 31, 2004

General

1.   Insert a small-scale map showing the location and access to the property in future filings or as an exhibit enclosed with the filing. See Item 102 (3)(B) of Regulation S-K. Also briefly describe the road, barge and/or railroad access to each of the properties in the text of these future filings.

        Note that SEC's EDGAR program now accepts digital maps. So please include these in any future amendments that are uploaded to EDGAR. This can be done by including automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need additional assistance, please call Filer Support at 202-942-8900.

2.   For each of the mines, provide the disclosures required by Industry Guide 7 (b) in future filings. In particular, provide a brief discussion of:

        - The coal beds of interest, including minable coal thickness.
        - The description and capacities of the mine, mining equipment used and other infrastructure facilities present.
        - A list of your coal processing and/or handling facilities.
        - The road, barge and/or railroad access to each of your properties.
        - The present condition of the mine.
        - Material events of interest concerning the mine, adverse or otherwise within the last three years.
        - Any mine expansions, contractions or decommissioning within the last three years.
        - Any planned expansions or reductions in mining.
        - Any joint ownership.
        - Any use of mining contractors.

3.   Please insure future filings illustrate throughout the reserve tables any undeveloped reserves are segregated from developed reserves or reserves currently under development. Also highlight which properties are under construction with something visible in the table, such as an asterix after the name. Revise as needed.

4.   Proven and probable reserves must have legal, economic and technical feasibility at the time of reserve determination. Common problems in reserve calculations involve

including coal as reserves under railroads, roads, buildings, power lines, or other structures protected by restrictions on mining. Also non-recoverable coal, such as in the roof and in barrier pillars, has been included in reserves. Please ensure that future filings consider all legal, economic and technical factors. For further details, consult a general letter to coal operators found on our website at
http://www.sec.gov/divisions/corpfin/guidance/coalmineletter.htm.

5.   In future filings tabulate the reserves into assigned and unassigned categories. "Assigned" and "unassigned," reserves are defined in the following manner: Assigned reserves refer to coal production which is developed or produced from past or present capital expenditures. These expenditures developed and commissioned operating mines, pits, a portal, shafts, purchased mining equipment, and constructed plant facilities, and also includes all coal which has been leased by the company to others. Unassigned reserves represent coal which has not been committed, and which would require new mineshafts, mining equipment, or plant facilities before operations could begin on the property. The primary reason for this distinction is to inform investors, which coal reserves will require substantial capital investments before production can begin.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of your amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact, Jill Davis, Branch Chief, at (202) 942-1996 if you have questions regarding comments on the financial statements and related matters. Direct questions relating to the engineering issues to Ken Schuler, Engineer, at (202) 942-1778. Direct questions relating to all other disclosure issues to the undersigned at (202) 942-1870. Direct all correspondence to the following ZIP code: 20549-0405.

Sincerely,

H. Roger Schwall
Assistant Director